Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-250973

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 7, 2020)

1,530,769 Shares of Common Stock

Pre-Funded Warrants to Purchase up to 1,834,616 Shares of Common Stock

Series A Common Stock Purchase Warrants to Purchase up to 3,365,385 Shares of Common Stock

Series B Common Stock Purchase Warrants to Purchase up to 3,365,385 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus supplement dated December 6, 2022 (the “Original Prospectus Supplement”) and the prospectus dated December 7, 2020 (the “Base Prospectus”; and together with the Original Prospectus Supplement, the “Original Prospectus”), relating to the offering of 1,530,769 shares of our common stock, par value $0.001, or the Common Stock, together with Series A common stock warrants, or the Series A Warrants, to purchase up to 3,365,385 shares of Common Stock, and Series B common stock warrants, or the Series B Warrants, to purchase up to 3,365,385 shares of Common Stock (and the shares of Common Stock issuable upon exercise of the Series A Warrants and the Series B Warrants). The Series B Warrants and the Series A Warrants are hereinafter collectively referred to as the Warrants. The Warrants have been amended as described below under “Amendments to Existing Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the NYSE American LLC under the symbol “IBIO.” On August 4, 2023, the last reported sale price of our common stock on the NYSE American LLC was $0.50 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

We had agreed pursuant to that certain Underwriting Agreement that we entered into on December 6, 2022, not to engage in certain variable rate transactions for a period of one year from the closing of the offering to which the Original Prospectus relates. On August 4, 2023, it was agreed to waive such prohibition. On August 4, 2023, we agreed to amend the exercise price with certain holders of the Series A Warrants and Series B Warrants that were acquired from the us in the underwritten public offering. Under the amended warrants, we agreed to amend existing Series A Warrants to purchase up to 3,475,916 shares of Common Stock and existing Series B Warrants to purchase up to 2,058,000 shares of Common Stock issued in December 2022 to the certain investors in the public offering, with exercise prices of $1.04 per share, to lower the exercise price of such existing Warrants to $0.50 per share.

Prospectus supplement dated August 7, 2023